FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02045255

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

1 July 2002

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant's name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: July 1, 2002

By: Steven Webb
Steven John Webb
Group Company Secretary and

General Counsel

Exhibits

1. On June 28, 2002, Premier Farnell plc ("the Company") issued a statement, the text of which is attached hereto as Exhibit 1 and incorporated herein by reference, announcing that a further 321,942 Preference Shares were converted into 1,480,933 new Ordinary Shares under the special conversion right announced on 17 April 2002 (the "Special Conversion Right") and that the time period for exercise of the Special Conversion Right has now expired.

2. On July 1, 2002, Premier Farnell plc issued an announcement, the text of which is attached hereto as Exhibit 2 and incorporated herein by reference, relating to the sale of its D-A Lubricant business unit to Mecom Acquisition Corporation of Indianapolis, Indiana, USA.

Steven Webb

Exhibit 1

28 June 2002

Preference Share Conversion

Premier Farnell plc (the "Company") announces that a further 321,942 Preference Shares were today converted into 1,480,933 new Ordinary Shares under the special conversion right announced on 17 April 2002 (the "Special Conversion Right"). The time period for exercise of the Special Conversion Right has now expired.

A total of 19,530,070 Preference Shares have been converted under the Special Conversion Right, leaving 8,416,185 Preference Shares in issue.

A total of 89,838,310 new Ordinary Shares have been issued pursuant to such conversions and the Company now has 362,359,230 Ordinary Shares in issue.

For further information:

Steven Webb
Company Secretary, Premier Farnell plc
+44 (0)113 387 5277

Steven Webb

Exhibit 2

Date 1st July 2002

PREMIER FARNELL ANNOUNCES THE SALE OF D-A LUBRICANT

Premier Farnell plc ("Premier Farnell"), the global, high service, business-to-business distributor of electronic components and industrial products, today announces the sale of its D-A Lubricant business unit to Mecom Acquisition Corporation of Indianapolis, Indiana, USA.

D-A Lubricant, part of Premier Farnell's Industrial Products Division, is based in Indianapolis, Indiana, and manufactures and distributes high performance, speciality lubricants for the heavy-duty construction, transportation and mining industry throughout the United States. In the year ended 31 January 2002, D-A Lubricant had net assets of £5.2m ($7.6m).

The sale follows the Board's conclusion that for Premier Farnell the investment required for future development of D-A Lubricant would be better directed elsewhere within the Premier Farnell Group.

Steven Weiss